# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PicoCELA Inc., CIK 0002018462
CUSIP: 71989C109
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: 2-34-5 Ningyocho, SANOS Building, Nihonbashi, Chuo-ku, Japan (M0), 103-0013
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001450162

## Reporting persons
- Sojitz Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 1,264,500; shared voting power 0; sole dispositive power 1,264,500; shared dispositive power 0; aggregate amount beneficially owned 1,264,500 (4.6% of the class)
  Comment: Row 11 is based on 27,215,505 of the Issuer's common shares, no par value per share, outstanding as of April 30, 2025, as reported on the Issuer's Form 6-K filed with the Securities and Exchange Commission on May 1, 2025. Each of the Issuer's common shares are represented by one American depositary share. As of March 31, 2025, the Reporting Person owned 5.1% of the Issuer's outstanding common shares. As a result of subsequent dilution, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer's outstanding common shares and, accordingly, this Schedule 13G also constitutes an exit filing for the Reporting Person.

## Item 1. Issuer
Name of issuer: PicoCELA Inc.
Address of issuer's principal executive offices: 2-34-5 Ningyocho, SANOS Building, NihonbashiChuo-ku, Tokyo 103-0013 Japan

## Item 2. Person Filing
Name of person filing: Sojitz Corporation
Address of principal business office or, if none, residence: 1-1, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo, Japan
Citizenship: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,264,500
Percent of class: 4.6
Sole power to vote or to direct the vote: 1,264,500
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,264,500
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Sojitz Corporation: /s/ Masayoshi Fujimoto, Masayoshi Fujimoto, Representative Director, Chairman (06/04/2025)